Exhibit 12.1
PRGX Global, Inc.
Statement of Computation of Ratio

	9 months
	ended	Year ended December 31,
	9/30/10	12/31/09	12/31/08	12/31/07	12/31/06	12/31/05
Ratio of earnings to combined fixed charges and preferred dividends

Combined fixed charges and preferred dividends:
Interest expense (including amortization related to indebtedness)	1,062	3,229	4,090	15,071	17,145	8,936
Interest on uncertain tax positions	(188)	(299)	(270)	(264)	0	0
Loss on financial restructuring	0	0	0	0	10,047	0
Estimated portion of rent expense representative of interest	1,246	1,726	2,027	2,638	3,285	3,292
Dividends on mandatorily redeemable preferred stock	0	0	0	487	895	0

FIXED CHARGES AND PREFERRED DIVIDENDS	2,120	4,656	5,847	17,932	31,372	12,228

Earnings:

Earnings (loss) from continuing operations before income taxes and discontinued operations	1,402	18,355	22,532	(5,427)	(22,917)	(210,939)
Add back: Fixed charges	2,120	4,656	5,847	17,932	31,372	12,228
Interest on uncertain tax positions	188	299	270	264	0	0
Less: Dividends on mandatorily redeemable preferred stock	0	0	0	(487)	(895)	0

EARNINGS	3,710	23,310	28,649	12,282	7,560	(198,711)

RATIO (EARNINGS / FIXED CHARGES)	1.8	5.0	4.9	Less than 1	Less than 1	Less than 1
DEFICIENCY (if less than 1.0)				(5,650)	(23,812)	(210,939)